27422 Portola Parkway, Suite 200 Foothill Ranch, CA 92610-2830 January 9, 2013

Mr. Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Form 10-K for Fiscal Year Ended December 31, 2011,
filed February 29, 2012
Form 10-Q for Fiscal Quarter Ended
September 30, 2012
File No.0- 52105
Dear Mr. O'Brien:
On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated December 27, 2012, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing.
For ease of reference, I have included the text of the Staff's comments in bold-face type below, followed in each case by the Company's response.
Form 10-K for the Year Ended December 31, 2011
Management's Discussion and Analysis, page 25
Results of Operations, page 28

1.
We note the table showing “value added revenue” on page 3, along with your references thereto within MD&A, particularly as it relates to the increase in prices and sales for your Fabricated Products segment, for example, on page 28 and 30. Since it appears that value added revenue is a non-GAAP measure, tell us and revise future filings to discuss how you have complied with the requirements of Item 10(e) of Regulation S-K, including why you believe that such presentation provides useful information to investors. Disclose how the changes in value added revenue impacts net sales and operating results.

Response: We believe we have complied with Item 10(e) of Regulation S-K because:

•	We provided disclosure of the most comparable GAAP measure (net sales) with equal or greater prominence in the table of trend data on page 3.

•
We reconciled the difference between net sales and value added revenue in a footnote on page 3 as well as a footnote on page 34, where we said that value added revenue represents net sales less the hedged cost of alloyed metal. In addition, in the table on the top of page 34 we presented, on a per pound basis, the two components of average realized sales price: (a) the hedged cost of alloyed metal and (b) the average realized value added revenue. Also presented in that table are shipment pounds which, when multiplied by the average realized price per pound, equals the GAAP measurement of net sales (which is also presented in the table).

•
We included throughout MD&A statements disclosing the reasons why our management believes that value added revenue information is useful to investors in connection with their review of our financial condition and results of operations:

◦
We state on page 26 (continuing to page 27) that a fundamental part of our business model is to either pass metal price volatility to customers through our pricing policies or to hedge metal price exposure that cannot be passed on to customers.

◦
In several places, we include statements explaining changes in our average realized sales price per pound by discussing the two components: (a) changes in value added revenue per pound and (b) changes in the underlying cost of alloyed metal which we pass on to customers.

▪
On the top of page 28, we state that net sales prices (per pound) are higher due to both higher value added revenue and higher underlying hedged, alloyed metal prices, noting that the latter is passed through to customers.

▪
On page 30, we discuss changes in average realized price per pound by highlighting the contributing impact of changes in value added revenue per pound and changes in underlying metal prices. Further, we note that underlying metal price fluctuations do not directly impact profitability due to our ability to pass metal price fluctuation to customers or our ability to hedge metal price exposures that cannot be passed on to customers.

◦
Additionally, on page 34, we provide a table showing shipments, value added revenue, and value added revenue per pound for our major end market categories. The table illustrates the relative stability of value added revenue per pound (as compared to the average sales price per pound included in the immediately preceding table), which is important in light of the fact that metal cost - the other component of average realized sales price - is largely passed through to customers or hedged.

We find the analysis of value added revenue reflected in our MD&A important in operating our business, and we believe this information is meaningful and useful to investors. Accordingly, to reinforce our views in this regard, in future filings, we intend to include the following paragraph in the introduction to our MD&A.

“In the discussion of operating results below, we provide information regarding value added revenue. Value added revenue represents net sales less the hedged cost of alloyed metal. As discussed further below, (i) a fundamental part of our business is to mitigate the impact of metal price volatility through pricing policies that pass metal cost on to our customers and a hedging program that addresses metal price exposure in circumstances in which we are unable to pass metal cost on to our customers and (ii) as a result of our pricing policies and hedging program, fluctuations in underlying metal price do not directly impact our profitability. Accordingly, value added revenue is worthy of being highlighted for the benefit of users of our financial statements. Our intent is to allow users of the financial statements to consider our net sales information both with and without the metal cost component thereof.”
In addition, in future filings, we intend to provide a quantitative reconciliation of the difference between value added revenue and net sales substantially as follows:
“Net sales ...............................................$___________
Hedged cost of alloyed metal ................$(__________)
Value added revenue.............................$___________”

2.
On page 87 and elsewhere you disclose you effectuated a complete withdrawal from the Teamster Local Union 786 Building Material pension fund effective October 28, 2011 as a result of terminating the Plainfield, Illinois operation. Please explain to us and revise future filings to disclose the nature of the Plainfield operations, why it was terminated and, to the extent material, the financial statement impact of this termination.

Response: The Plainfield, IL operation was a regional storage depot for finished products from several of our manufacturing facilities. Products stored at this depot were shipped to service center customer locations primarily in the Midwest.

In the latter part of 2011, we moved this regional storage depot from Plainfield, IL to our new facility in Kalamazoo, MI, a location that was equally convenient for delivery to our service center customers in the Midwest. We closed the Plainfield, IL facility when the move was complete.

The Plainfield, IL facility was leased and employed less than 1% of our total workforce. The lease terminated upon the move of the regional storage depot to Kalamazoo, MI. The impact to our financial statements for product relocation and employee termination benefits was not material.

In future filings, in connection with any disclosure regarding termination of the Plainfield, IL operation, we intend to include information regarding the nature of such operation and the reasons for its closure consistent with the information provided above.

Other Information, page 39

3.
We note your disclosure that to reduce the risk of an ownership change under Section 382 of the Code, if the Union VEBA wished to sell common shares without the approval of your Board of Directors, such sale would be limited by a stock transfer restriction agreement. In January 2012, your Board of Directors granted its written approval permitting the Union VEBA to sell any and all of the 1,321,485 shares that the Union VEBA would be entitled to sell during a 12-month period beginning March 24, 2012 at any time during such 12-month period. We further note that in the second quarter, your Board of Directors removed these transfer restrictions. Please tell us the business, economic, and/or operational factors the Board considered in removing such restrictions.

Response: One of our important business objectives is to preserve our federal income tax attributes, including net operating loss carry-forwards (“NOLs”). The tax code governs our ability to preserve our NOLs. Specifically, the occurrence of an “ownership change” under Section 382 of the tax code (which is determined based on transactions involving the ownership of our equity securities during any consecutive 36 month period) would limit our ability to fully use our NOLs. As noted in the disclosure referenced by the Staff, in order to reduce the risk that an ownership change could jeopardize our ability to fully use our federal income tax attributes, our certificate of incorporation prohibits certain transfers of our equity securities without the prior approval of our Board of Directors. Additionally, the stock transfer restriction agreement was entered into with the Union VEBA in order to limit the number of shares that the Union VEBA would have otherwise been permitted to sell under our certificate of incorporation and the resulting impact of sales by the Union VEBA on the determination of an ownership change.
As noted on page 18 in Item 1.A Risk Factors (“We could engage in or approve transactions involving our common shares that inadvertently impair the use of our federal income tax attributes”), when our Board of Directors approves any transaction involving our common stock that may be included in the determination of an ownership change, our practice is to first perform the calculations necessary to confirm that our ability to use our federal income tax attributes, including our NOLs, will not be affected. In January 2012, our Board of Directors reviewed the ownership change calculation, the remaining shares held by the Union VEBA, and the anticipated timing of future sales permitted by the stock transfer restrictions agreement and determined that permitting the Union VEBA to sell any and all of the 1,321,485 shares that the Union VEBA would otherwise have been able to sell starting in March 2012 would not adversely impact the risk of an ownership change nor our ability to fully utilize our federal income tax attributes, including our NOLs. As of June 2012, the Union VEBA had completed the sale of all shares not otherwise subject to the stock transfer restriction agreement; at that time, our Board of Directors again reviewed the ownership change calculations and determined that permitting the Union VEBA to sell any and all of the remaining 881,010 shares that remained subject to stock transfer restrictions would not adversely impact the risk of an ownership change nor our ability to fully utilize our federal income tax attributes, including our NOLs.
Footnote 15. Segment and Geographical Area Information

4.
Please tell us if your chief operating decision maker regularly reviews operating results and the financial information grouped by the type of products you produce or end market segments (e.g. Aero/HS Products, GE Products, Automotive Extrusions and Other Products)

Response: Our Chief Executive Officer is the chief operating decision maker (“CODM”). While the CODM regularly reviews shipment pounds, net sales, value added revenue by product and end market segment, he does not review full operating results by these categories. He regularly reviews operating results and financial information of our one reportable segment, Fabricated Products, and All Other, which includes our Secondary Aluminum and Corporate and Other business activities and is not considered a reportable segment. This is also the manner in which operating and financial information is presented to the board of directors.
Item 9A. Controls and Procedures, page 113

5.
We note your conclusion that disclosure controls and procedures were not effective as of December 31, 2011. In Management's Annual Report on Internal Control Over Financial Reporting (ICFR), you disclose that based on the evaluation using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework, your principle executive officer and principle financial officer concluded that “our disclosure controls and procedures were not effective as of December 31, 2011.” Please amend your filing to state instead that your internal control over financial reporting was not effective as of December 31, 2011. Refer to Item 308(a)(3) of Regulation S-K

Response: We will amend Item 9a in a Form 10K/A to state “…, our principal executive officer and principal financial officer concluded that our internal controls over financial reporting were not effective as of December 31, 2011…”.

6.
We also noted from the Forms 10-Q filed subsequent to December 31, 2011 your disclosure within each Item 4 that management has identified and is implementing corrective actions to improve annual controls and procedures around the review of the completeness and accuracy of the information used to value the Union VEBA postretirement benefit obligations, which corrective actions “include controls and procedures to ensure information and assumptions we use for the valuation of the Union VEBA's postretirement benefit obligations accurately reflect the Union VEBA benefit structure, plan participants and participant coverage elections.” Please revise future filings to disclose the specific nature of each such control and procedure.

Response: We will disclose in future filings the specific nature of controls and procedure established as corrective actions around the review of the completeness and accuracy of the information used to value the Union VEBA.

Form 10-Q for the period ended September 30, 2012
Footnote 18. Condensed Guarantor and Non-Guarantor Financial Information

7.
Please tell us the specific nature of the $15.3 million in net cash provided by operating activities at the Parent level during the nine months ended September 30, 2011, as well as the $22 million provided by operating activities in 2011.

Response: The $15.3 million in net cash provided by operating activities for the nine months ended September 30, 2011 is the result of the $19 million of net income of the parent, primarily determined by the net equity earnings of its subsidiaries reduced by debt interest expense, adjusted for non-cash items related to debt issuance cost and net change in the intercompany balance.

The $22 million in net cash provided by operating activities for the year ended December 31, 2011 is the result of the $25.1 million of net income of the parent, primarily determined by the net equity earnings of its subsidiaries reduced by debt interest expense, adjusted for non-cash items related to debt issuance cost and net change in the intercompany balance.

For the purpose of the “Condensed Guarantor and Non-Guarantor Financial Information”, our accounting policy is to treat changes in intercompany balances as “Net cash provided by operating activity”. We will make this disclosure in future filings.

Liquidity and Capital Resources, page 39.

8.
Please explain the underlying reasons for the intermediate factors mentioned in your discussion of cash flows. For example, on page 46 of your Form 10-Q for the period ending September 30, 2012, you cite an increase in accounts receivable of $34.9 million in Fabricated Products, but do not address the underlying causes or the reasons for the overall higher account receivable and greater days in receivables as of September 30, 2012, on a consolidated basis.

Response: In future filings, we intend to provide more discussion of the underlying reasons for changes in cash flows. We expect the level of detail to be provided in future filings to be consistent with that contained in the discussion below regarding accounts receivable.

With respect to the accounts receivable disclosure in our Form 10-Q for the period ending September 30, 2012, we note the following:

•
Regarding the increase in receivables over the nine months ending September 30, 2012, on page 56 we stated that an increase in accounts receivable of $51.3 million for our Fabricated Products segment was partly due to the elimination of customer cash discounts.  The elimination of the discount option accounted for virtually all of the increase of days in receivables for the Fabricated Products segment.

•
On a consolidated basis for the nine months ending September 30, 2012, our accounts receivables increased by $58.0 million which was primarily due to the $51.3 million noted above and a $6.6 million increase in Anglesey-related receivables which was partially described in “All-Other” section on page 56 and driven by increased sales volume at Anglesey. As Anglesey-related activity has little or no impact to net sales (see “Secondary Aluminum” in the Outlook sections, page 54), this increase in receivables also impacted consolidated days in receivables.

•
Regarding the increase in accounts receivables for the first nine months of 2011, we noted on page 56 the increase of $34.7 million of accounts receivable in Fabricated Products. The reason for the increase was the increase in net sales.

•
On a consolidated basis for the nine months ending September 30, 2011, our accounts receivables increased by $39.2 million which was primarily due to the $34.7 million noted above and a $4.7 million increase in Anglesey-related receivables which was partially described in “All-Other” section on page 56 and driven by increased sales volume at Anglesey.

* * * * * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770 or by email at dan.rinkenberger@kaiseraluminum.com.

Very truly yours,

/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:     John M. Donnan, Kaiser Aluminum Corporation
Cherrie Tsai, Kaiser Aluminum Corporation
Troy B. Lewis, Jones Day